Merrimac Cash Fund

                                     Shareholders Meeting Results (Unaudited)


A special meeting of the shareholders of the Merrimac Cash Fund (the "Cash Fund") was held on December 2, 2004. The result of the vote taken among shareholders to elect five Trustees to serve on the Board of Trustees of the Merrimac Funds until their successors have been duly elected and qualified is listed below:

                                                   Affirm                      Withhold
Francis J. Gaul, Jr.                                    183,406,391.20                           0.00

Kevin J. Sheehan                                        183,406,391.20                           0.00

Thomas E. Sinton                                        183,406,391.20                           0.00

Thomas J. Brown                                         183,406,391.20                           0.00

Arthur H. Meehan                                        183,406,391.20                           0.00
